SilverCrest Continues to Expand High-Grade Footprint for Babicanora Vein; 4.0 Metres at 22.83 gpt Au and 1,718.8 gpt Ag, or 3,431 gpt AgEq

Vancouver, British Columbia--(Newsfile Corp. - April 10, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to announce its first set of Phase III drill results for the Las Chispas Property (the "Property") located in Sonora, Mexico. Step out drilling of the Babicanora Vein, including Area 51, continues to intersect high-grade mineralization (see attached Figures). There are now 23 identified epithermal veins on the Property (previously reported as 19 veins). Of the 23 veins, the Company has only drilled tested nine of these veins, which are the Babicanora, Babicanora Footwall, Las Chispas, Giovanni, La Blanquita, William Tell, Varela, Granaditas and Amethyst veins. Only five of these nine drilled tested veins have been included in the recently announced maiden resources (refer to the Company's news release dated February 26, 2018).

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "Our initial Phase III drill holes in the Babicanora Vein continue to intercept high-grade precious metal mineralization along a drill-tested strike length of 1.5 kilometres. The drill results from the southeast extension of the Babicanora Vein, known as Area 51, show further bonanza grades1, with increased size of the high-grade footprint. For H1 2018, we will continue expansion drilling of the Babicanora Vein, initial holes into Babi Sur Vein, and additional holes into the Las Chispas, Amethyst, Granaditas and other veins. We are systematically drilling only step out expansion holes and working towards an updated resource for Q3 2018."

The most significant result for this release was returned from Hole BA18-81, which intersected 4.0 metres (true width) grading 22.83 grams per tonne ("gpt") gold and 1,718.8 gpt silver or 3,341 gpt silver equivalent ("AgEq", based on 75 (Ag):1 (Au) and 100% metallurgical recovery). Also noteworthy is Hole BA18-77 at 4.5 metres grading 7.96 gpt gold and 912.0 gpt silver, or 1,509 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release:

Hole No.	From (m)	To (m)	Drill Intercept (m)	Est. True Width (m)	Au g pt	Ag gpt	AgEq* gpt
BA18-68	481.7	483.4	1.7	1.3	1.00	201.6	276
incl.	482.9	483.4	0.5	0.4	3.20	654.0	894
BA18-70	447.1	448.5	1.4	1.2	0.36	1,558.7	1,586
incl.	447.1	447.9	0.8	0.6	0.10	2,670.0	2,678
BA18-72	461.8	462.6	0.5	0.5	1.46	141.0	250
BA18-74	385.9	397.0	11.1	9.2	1.34	252.5	353
incl.	385.9	391.0	5.1	3.9	2.66	344.0	543
BA18-77	356.0	362.0	6.0	4.5	7.96	912.0	1,509
incl.	356.5	359.0	2.5	1.8	20.62	2,167.6	3,714
BA18-81	274.2	278.2	4.0	4.0	22.83	1,718.8	3,431
Incl.	275.2	277.2	2.0	2.0	46.06	3,342.0	6,796
BA18-82	270.2	275.1	4.9	4.9	0.35	179.4	205
Incl.	274.2	275.1	0.9	0.9	0.25	402.3	421

Note: all numbers are rounded.
* AgEq based on 75 (Ag):1 (Au) and 100% metallurgical recovery.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

Drill holes BA18-66, 67, 69, 71, 73, 76, 78, 79, and 80 intercepted anomalous mineralization, but are below the Company's 150 gpt AgEq cutoff. Holes BA18-68, 70, 77, and 81 intercepted grades greater than 1,000 gpt AgEq, consisting of acanthite, argentite, electrum, native silver and visible gold. Holes BA18-66, 67, and 68 were included in the Company's maiden resource estimate dated February 26, 2018. Hole BA18-75 deviated and did not intercept intended target. Holes BA18-67, 71, 73 and 79 showed elevated lead, zinc and copper (including precious metals) with possible transition to increased base metals to depth and southeast along the strike of the Babicanora Vein. Further core review, sampling and assaying is underway on holes southeast and to depth of Area 51 to determine boundaries for potential base metal transition. Results for this review are pending. Drill success rate for the Babicanora Vein to date is approximately 70% of intercepts in the high-grade footprint.

The Babicanora Vein high-grade footprint measures approximately 1,500 metres long by 180 metres high by 3.1 metres in average true width. Further drilling is ongoing with six surface drills and one underground drill. Area 51 now measures approximately 500 metres long by 200 metres high by 3.0 metres in average true width. To date, a total of 20 holes have now intersected the high-grade footprint of Area 51 with an average estimated grade of 10.37 gpt gold and 943.7 gpt silver, or 1,721 gpt AgEq (uncut, undiluted).

The Company commenced Phase III exploration program for further step-out drilling at the Babicanora Vein, including Area 51, and initial drilling on several other veins in the district. An additional 15,000 to 20,000 metres of drilling are planned by Q3 2018. Other ongoing site work includes continued underground mapping and sampling on the Las Chispas Vein, drilling test wells for site water, permitting work, and a review of the maiden resource model for optimization and update.

The Company's maiden resource report for the estimate announced on February 26, 2018 will be filed on SEDAR later this week.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including drilling test water wells, permitting for various work, and optimizing and updating the Company's resource model; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

__________________________________________
1The Company defines bonanza grades as grades greater than 1,000 gpt AgEq

N. Eric Fier, CPG, P.Eng
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact: Fred Cooper, Investor Relations
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email:info@silvercrestmetals.com
Website:www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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